Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 5, 2019

Mr. Jeffrey Gabor
Division of Corporation Finance

Office of Life Sciences
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health Sciences Acquisitions Corporation Preliminary Proxy Statement on Schedule 14A Filed October 2, 2019 File No. 001-38906

Dear Mr. Gabor:

On behalf of our client, Health Sciences Acquisitions Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated October 30, 2019 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Contemporaneously, we are submitting the Company’s amended Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Preliminary Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Preliminary Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Jeffrey Gabor November 5, 2019 Page 2

Preliminary Proxy Statement on Schedule 14A filed October 2, 2019

Questions and Answers About the Proposals for HSAC Stockholders, page 2

1.	Please revise this section to add a question and answer that highlights the business combination consideration, including the relative equity ownership percentage split and the earnout provision. Also, please include the post transaction equity value of the combined company and the value of equity to be issued to the Immunovant shareholders. In regards to the post transaction equity value, we refer to the “Immunovant and HSAC to merge” section in your October 2019 investor presentation.

Response: A question and answer has been added on page 4 of the Amended Preliminary Proxy Statement in accordance with the Staff’s comments.

What vote is required to approve the Proposals?, page 4

2.	With reference to the voting agreements discussed on page 11, please revise to indicate: (i) the total number of shares that are subject to voting agreements and (ii) the number of shares that are not subject to voting agreements, including the number of shares that must be voted in favor of each proposal in order to earn approval.

Response: The disclosure beginning on page 5 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

Summary of the Proxy Statement

The Parties to the Business Combination, page 7

3.	Please expand your description of Immunovant Sciences Ltd. to disclose its relationship with the Roivant family of companies, including its reliance on services agreements with RSI and RSG as well as RSL’s controlling interest in Immunovant and its continued controlling interest in the Combined Company.

Response: The disclosure beginning on page 11 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

The Sponsor and HSAC’s independent directors control a substantial interest in HSAC..., page 65

4.	We note your disclosure that certain public stockholders have already agreed to vote “in favor of each of the 14 proposals.” It appears you are submitting five proposals to a vote. Please advise or revise as appropriate.

Response: The disclosure on page 68 of the Amended Preliminary Proxy Statement has been revised to indicate the correct number of proposals.

Jeffrey Gabor November 5, 2019 Page 3

The Combined Company will be required to meet the initial listing requirements to be listed on the Nasdaq..., page 66

5.	According to your disclosure on page 91, the closing of the merger is conditioned upon Nasdaq approval for listing. Accordingly, please tell us why the risks listed in the bullet points are applicable.

Response: The disclosure on page 69 of the Amended Preliminary Proxy Statement has been revised to accurately reflect that the risk applicable to the company is failing to meet the continued listing standards of Nasdaq after meeting its initial listing standards.

Special Meeting of HSAC Stockholders

Voting Your Shares, page 76

6.	Your disclosure on page 4 indicates that your proxy card will also be used for purposes of exercising share redemption rights. With reference to your disclosures on pages 76 and 77 concerning the treatment of signed cards that lack voting indications, please tell us whether the proxy card must be signed in order for shareholders to redeem their shares. Please also provide us with a form of the proxy card.

Response: The disclosures on pages 6, 81 and 82 of the Amended Preliminary Proxy Statement have been revised to eliminate the option to exercise share redemption rights by checking a box on the proxy card. The description of the stockholder redemption process has been revised accordingly. This revision has been reflected in the form of proxy card filed with the Amended Preliminary Proxy Statement.

Redemption Rights, page 77

7.	Please revise the disclosure here and on page 4, as applicable, to clarify whether shareholders may demand redemption at any time or whether this right is only in connection with the proposed Business Combination.

Response: The disclosures on pages 7, 81 and 82 of the Amended Preliminary Proxy Statement have been revised to clarify that redemption rights may only be demanded in connection with a business combination.

Jeffrey Gabor November 5, 2019 Page 4

Background of the Business Combination, page 80

8.	With reference to your disclosure on page 81, please revise to explain the transaction criteria used by your management in your search for target companies.

Response: The disclosure on page 88 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

9.	With reference to your disclosure on page 81, please discuss why you did not pursue transactions with the 25 potential business combination candidates that you reviewed.

Response: The disclosure on page 88 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

10.	Please revise page 81 concerning the preliminary proposals that you submitted to the four target candidates by disclosing all material proposal terms, including transaction structure, valuation and equity split distribution.

Response: The disclosures beginning on page 88 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

11.	With reference to your disclosure on page 82, please discuss why HSAC management determined that the autoimmune anti-FcRn sector should be the focus for the search for a suitable target and whether other companies in this sector were evaluated.

Response: The disclosure on page 89 of the Amended Preliminary Proxy Statement has been revised to indicate why the autoimmune sector was a focus for the search for a suitable target.

12.	Please revise to provide greater detail concerning the material issues discussed and the key terms negotiated with Immunovant. In this regard, please disclose the terms of your May 30 proposal and subsequent proposals and disclose how, when, and why the material terms proposed by the parties evolved over the next four months.

Response: The disclosure beginning on page 89 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

13.	With reference to your disclosure on page 11 and elsewhere, please revise to explain in greater detail the various industry and financial data and the due diligence and evaluation materials provided by Immunovant to your management.

Response: The disclosures on pages 14 and 89 to 93 of the Amended Preliminary Proxy Statement have been revised in accordance with the Staff’s comments.

Jeffrey Gabor November 5, 2019 Page 5

General Description of the Business Combination, page 80

14.	Please revise the second paragraph in this section to discuss whether the assumption that holders of 4,578,600 redeem their shares corresponds with the maximum number of shares that may be redeemed.

Response: The disclosure on page 87 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

The Business Combination Proposal, page 80

15.	Please revise to include a brief discussion of the material tax consequences to current HSAC stockholders or advise.

Response: A disclosure discussing the material tax consequences to current HSAC stockholders that elect to redeem has been added beginning on page 83 of the Amended Preliminary Proxy Statement.

Summary of HSAC Financial Analysis, page 86

16.	Please revise to explain how the Board derived the $10.00 per share valuation for the post merger HSAC shares, including all material assumptions necessary to this calculation.

Response: The disclosure on page 93 of the Amended Preliminary Proxy Statement has been revised in accordance with the Staff’s comments.

17.	Given the current development status of the target’s operations, please revise to disclose why you selected four companies with candidates in Phase 3 for purposes of your financial analysis. In your revised disclosure, please also explain how each of the four companies with candidates in Phase 3 are comparable.

Response: The disclosure on page 95 of the Amended Preliminary Proxy Statement have been revised in accordance with the Staff’s comments.

The Amendment Proposal, page 95

18.	We note that Article VII of your Amended and Restated Certificate of Incorporation appended to this proxy as Annex B provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Please revise your disclosure on page 96 to conform with your federal forum selection provision, which is subject to a final adjudication regarding the enforceability of such exclusive forum provision. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include such disclosure in a separate risk factor discussing this provision and address any questions of enforceability.

Response: The disclosures on pages 106 and 108 of the Amended Preliminary Proxy Statement have been revised in accordance with the Staff’s comments and a risk factor has been added on page 70 of the Amended Preliminary Proxy Statement in accordance with the Staff’s comments.

Jeffrey Gabor November 5, 2019 Page 6

Immunovant Sciences Ltd.’s Business, page 133

19.	We note your reference on page 135 to “first in-class.” This term suggests that your product candidates are effective and likely to be approved. Further, it is inappropriate for you to state or imply that you will achieve a given market share given the length of time and uncertainty with respect to securing marketing approval for your product candidates. Please delete this reference. If your use of this term was intended to convey your belief that the products are further along in the development process, you may discuss that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Response: The disclosure on page 147 of the Amended Preliminary Proxy Statement has been revised to remove such reference.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner